August 1, 2012

VIA EDGAR AND ELECTRONIC MAIL

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wachovia Preferred Funding Corp.
Form 10-K
Filed March 21, 2012
File No. 001-31557

Dear Mr. Kluck:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated July 26, 2012, to Wachovia Preferred Funding Corp. (“Wachovia Funding,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wachovia Funding’s responses.

Item 1. Business, page 1

1.	In future Exchange Act periodic reports, please include disclosure regarding the weighted average maturity for each type of loan investment.

Wells Fargo response:

In future filings, we will include disclosure regarding the weighted average maturity for each type of loan investment.

Tom Kluck

August 1, 2012

Item 7. Management’s Discussion and Analysis … page 10

Noninterest Expense, page 14

2.	We note that your foreclosure-related expenses have increased. To the extent that real estate owned becomes a material portion of your total assets in future reporting periods, please provide operating data for such properties, including lease expiration schedules and rental and occupancy rates.

Wells Fargo response:

In future filings, to the extent that real estate owned becomes a material portion of our total assets, we will provide operating data for such properties, including lease expiration schedules and rental and occupancy rates as applicable. Please note that substantially all of our real estate owned consists of residential 1-4 family real estate assets.

Risk Factors, page 32

3.	In future Exchange Act reports, please include a risk factor regarding prepayments of your loans or advise us why such revision is not necessary.

Wells Fargo response:

In future filings, we will include a risk factor regarding prepayments of loans.

Exhibits

4.	We note that you have incorporated by reference forms of various agreements, rather than executed agreements. For example, please see Exhibits 3(c), 10(a), 10(b), 10(c), and 10(e). Please tell us why you have not filed executed copies of these agreements. Refer to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Wells Fargo response:

For Exhibit 3(c), we have incorporated by reference Exhibit 3(c) to Wachovia Funding’s registration statement on Form S-11 (No. 333-99847). Such registration statement exhibit contains our actual bylaws. In future filings, we will delete the phrase “Form of” in the exhibit description for Exhibit 3(c).

Wachovia Funding incorporated by reference the forms of agreement filed as Exhibits 10(a), 10(b), 10(c) and 10(e) for disclosure transparency. Executed copies of these forms of agreement are not required to be filed pursuant to Item 601(b)(10)(ii) as they were made in the ordinary course of business and did not fall within any of the categories in (A) – (D) of that item. In the event Wachovia Funding enters into one of these types of agreements that is material within Item 601(b)(10), we will file an executed copy of such agreement in accordance with Item 601(a)(4).

Tom Kluck

August 1, 2012

For future Exchange Act periodic reports, we will file the forms of agreement as additional exhibits pursuant to Item 601(b)(99).

Schedule 14A

5.	In future filings, please include all of the disclosure required by Item 404 of Regulation S-K in a section devoted to related party transactions.

Wells Fargo response:

In 2011, Wachovia Funding did not have any transactions with related persons as defined by Item 404 of Regulation S-K. In future filings, we will include a section in our proxy statement devoted to related party transactions; in the event there were none for the applicable period, we will disclose that information.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,

/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	Michael J. Loughlin, President and Chief Executive Officer
Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer